

March 1, 2007

via U.S. Mail

Mr. David Wallace
Chief Executive Officer
Ecoland International, Inc.
4425 Ventura Canyon Avenue, Suite 105
Sherman Oaks, California 91423

> **Re:** **Ecoland International, Inc.**
> **Registration Statement on Form SB-2**
> **Filed February 1, 2007**
> **File No. 333-140396**

Dear Mr. Wallace:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

General

1.   Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure, wherever it appears in your document.

2.   Provide current and updated disclosure with each amendment. Also, we will need
        the opportunity to review all new disclosure, including any additional proposed
        artwork or graphics. Similarly, we will need the opportunity to review all omitted
        exhibits, including the legal opinion. To expedite the review process, please
        provide all this information and all these documents promptly. We may have
        additional comments.

3.   While we note that your registration statement registers the resale of common
        stock by selling shareholders and that there is currently no market for your
        common stock, you must nonetheless indicate the price at which the securities
        will be offered. See Schedule A (16) of the Securities Act. Revise your
        prospectus cover page and plan of distribution section to indicate that the selling
        security holders will sell at a stated, fixed price until, if applicable, the securities
        are quoted on the OTC Bulletin Board and, thereafter, at prevailing market prices
        or privately negotiated prices.

        In this regard, we note reference on page 5 to the fact that the offering price "has
        been arbitrarily determined, based on our estimate of the price that purchasers of
        speculative securities would be willing to pay."

4.   Please provide all disclosure as set forth on Form SB-2 and Regulation S-B. For
        instance, it appears you have not provided the disclosure pursuant to Item 404 of
        Regulation S-B. We may have further comment.

5.   Throughout the prospectus, you make references to the business you intend
        to conduct. Expand your disclosure, particularly under Business and
        Management's Discussion and Analysis of Financial Condition and Results of
        Operations to discuss in greater details your specific plans to be able to conduct
        such operations. Address the specific steps you need to take to be able to
        distribute the bat guano under your agreement with Sociaf, the amount of funds
        necessary to complete those steps, the sources of such funds and any regulatory
        approvals necessary.

6.   Please provide an updated consent from your independent accountant in each
        subsequently filed amendment.

7.   Please continue to monitor the need to update your financial statements.

Prospectus Summary, page 1

8.   Revise to provide a concise and balanced summary of the material information
        you disclose elsewhere. The following are examples of necessary changes to this
        section:

- Eliminate the suggestion that the summary is "not complete" and "does not contain all of the information." The summary should summarize all of the material aspects of the offering.

- Here and throughout the prospectus, you make statements evaluative statements about your business, your prospects and your markets. We provide examples of some such statements in our comments that follow. Unless you can provide us with objective support for such statements, these assertions are not appropriate and should be deleted.

- Balance the positive aspects of your business with a discussion of the risks and limitations that could harm your business or inhibit your strategic plans.

- Eliminate repetitive disclosure. For example, you repeat the description of your business verbatim here and on page 10.

9.   We note that you changed your name to Ecoland International, Inc. Disclose the business purpose for this name change and whether there were changes in management during that time as well.

In this regard, please take steps to have your name changed reflected in your issuer identity with your filings with the Commission. Please contact EDGAR filer support for assistance in this matter.

10.   Delete the reference to the estimated value of Sociaf's guano as you do not own those reserves and your distribution agreement is non-exclusive.

11.   You indicate that this offering relates to the resale by the 47 purchasers in your private placement. However, there are 55 selling shareholders. Please explain this discrepancy.

12.   We note here and elsewhere in your document the disclosure that indicates your supplier Sociaf, has a license to an estimated 350,000 tons of bat guano reserves. Please modify this disclosure to refer to a "supply" of guano or something similar rather than "reserves" to avoid investor confusion. Reserves have specific meaning within the context of companies engaged in mining activities. Please refer to SEC Industry Guide 7 for an understanding of reserve definitions.

Summary Historical Financial Information, page 2

13.   We note your disclosure that your date of inception was June 24, 2005. Please explain how you are able to have financial information to report for your fiscal year ended May 31, 2005 given that that period is prior to your inception date.

Risk Factors, page 3

14.   Eliminate the suggestion that you have not included all known material risks. As such, delete the fourth sentence in the introductory paragraph.

15.   Revise risk factor subheadings so that they clearly identify the risk to be discussed. Several of your risk factor captions are too vague and generic to adequately describe the risk that follows. For example, simply stating "Continued control by our principal stockholders" and "Arbitrary determination of the offering price of our common stock" does not disclose the resulting risk of harm to investors. Revise to provide captions that concisely identify the risk.

16.   Rather than stating that there is or can be no assurance of a particular outcome, state the extent of each risk plainly and directly.

17.   It is inappropriate to include "risk factors" that serve as disclaimers or which apply to all public companies. If appropriate, this information may appear later in your prospectus. Examples include the risk addressing difficulty in attracting and retaining management as a result of their concerns relating to their increased personal exposure to lawsuits by virtue of holding these positions in a publicly-held company, and the risk regarding legislative actions and potential new accounting pronouncements.

18.   The following risk factors are listed under "Risks Related to Our Business" but appear to more general and not specific to your business:

- Legislative actions and potential new accounting pronouncements are likely to impact our future financial position and results of operations;

- Continued control by our principal stockholders;

- Arbitrary determination of the offering price of our common stock;

- We are authorized to issue "blank check" preferred stock…;

- The availability of a large number of authorized but unissued shared of common stock…; and

- The sale of shares by selling stockholders pursuant to this offering my encourage short selling…

Either aggregate those factors under a more appropriate subheading or delete them, particularly to the extent that they are generic and could apply to any company.

Our limited operating history makes it difficult to evaluate our prospects, page 3

19.   Your reference to "our products" in the second sentence is not clear given that you do not appear to have any products so far and the only product you discuss developing is bat guano. Please advise or revise.

The sale of shares by selling stockholders pursuant to this offering may encourage short selling…., page 6

20.   We note that the selling shareholders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.

Risks Relating to Our Stock, page 6

If we fail to remain current in our reporting requirements, we could be removed from the OTC Bulletin Board…page 8

21.   Delete this risk as you do not currently trade on the OTC Bulletin Board. Further, in this regard, delete all other references to the OTC Bulletin Board you mention in any other risk factors.

Our common stock will most likely be subject to the "penny stock rules" of the SEC…page 8

22.   Revise this disclosure to reflect that you "are" not "most likely will be" subject to the penny stock rules. We note that, for purposes of registration, you valued your stock at $.02 per share.

Market for Common Equity and Related Stockholder Matters, page 10

23.   Please advise us of your consideration for including a risk factor associated with not declaring or paying dividends. It appears that the salient risk is that investors will realize a return on their investment only if your stock price appreciates, if at all.

Description of Business, page 10

Company Overview, page 10

24.   Here and elsewhere, clarify that your agreement with Sociaf is a letter of agreement.

25.   You indicate that "the logistics of distribution have also been pre-arranged."

Clarify if you have entered into transportation or other related contracts or agreements and, if so, describe them and file them as exhibits. If not, revise your disclosure to more accurately describe the "arrangements" in place or delete language suggesting that they are.

History of Guano, page 11

26. Delete the second and third paragraphs as they do not pertain to your intended operations involving bat guano.

27. Provide objective third party support for the various statements you make in the last paragraph concerning the demand for, and properties of, bat guano.

Bat Guano, Extraction, Sterilization and Packaging, page 12

28. Indicate where you intend to maintain your stockpile of bat guano.

Market Analysis, page 12

29. Provide objective support for your statements regarding the market size for fertilizers and for the statements you make in the second paragraph regarding the South African bat guano market and the amount that you could sell in that market.

30. In the fourth paragraph of this section, you reference "research performed in typical retail garden centers in South Africa." Provide us with copies of that research and tell us who conducted that research.

31. Unless you have entered into agreements with Nile Dutch Shipping and Safmarine, it is inappropriate to indicate that they could reduce your shipping rates.

32. We note your estimates in the last paragraph of this section. Provide the assumptions underlying those estimates. See Item 10(d) of Regulation S-B.

33. We note that you intend to target markets in South Africa. Please indicate whether or not your non-exclusive marketing agreement gives you the right to distribute guano in South Africa. The letter agreement (Exhibit 10.1) does not specifically address South Africa.

34. We note your disclosure that indicates in South Africa your product sells for R52 per kilogram with a cost of sales of R4. Please clarify if this cost of sales estimate includes the full product cost in addition to the packaging and delivery costs mentioned in your disclosure. Please address your disclosures throughout this section of your document to clarify your gross margin estimates.

35.   Please tell us how you arrived at your gross margin estimate for guano fertilizer sold regionally in Angola. It appears based on the information provided in your disclosure that the gross margin approximates 90.4 percent.

Opportunities; Organic Farming on the Rise, page 13

36.   Provide objective support for your statement in the last sentence of the second paragraph.

Statistics, page 14

37.   We note that your data is from 2000. Provide us with any updates of this information.

38.   Provide a detailed description of the "comprehensive, sustainable development plan" that you reference in the last paragraph.

Competition, page 15

39.   As it appears that you will be competing against other forms of organic fertilizer, not just bat guano, address your competitive position against those other forms as well. Also, address your competitive position in the U.S. as that will be one of the areas covered by your agreement with Sociaf.

Management's Discussion and Analysis…, page 16

40.   As it does not appear that you have yet conducted any sales from your agreement with Sociaf, explain the sources of your revenues.

Liquidity and Capital Resources, page 16

41.   Please expand your discussion of liquidity to identify the expected costs to implement your plan of operation. In this regard, explain why you believe that "current cash on hand plus income from operations will be sufficient" for your next 12 months, given that you have $3,286 in cash as of your most recent balance sheet date and that your operations have used, not provided, cash since inception. Reconcile that statement with your statement under Capital Expenditure Commitments that you "will require additional funds over the next twelve months" in order to continue operations.

Cash and Cash Equivalents, page 18

42.   Please clarify if accounting policies found in this section of your document represent your critical accounting policies. If so, please explain why your accounting policy for cash and cash equivalents is considered critical.

43.   Please explain why you have included an accounting policy on for Intangible Asset Valuation. It does not appear that this policy applies to your financial statements.

Management, page 19

44.   For Mr. Wallace's biographical sketch, provide dates of employment so that there is a clear and uninterrupted discussion for at least the past five years. For example, it is unclear what Mr. Wallace has done since December 2006. Also, describe the nature of business conducted by Ice Blue Solutions and Covco.

45.   We note that only Mr. Wallace is listed as an officer or director in the management table on page 19; however, Messrs. Russell and Wallace are listed as officers or directors in the summary compensation table on page 21. Please explain or revise.

Principal Stockholders, page 21

46.   Disclose any significant change in the percentage ownership held by principal shareholders since inception.

Selling Security Holders, page 26

47.   Disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services. If any selling shareholder is an affiliate of a registered broker-dealer, please disclose whether the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the selling shareholder as an underwriter. We may have additional comments.

48.   Please describe any material relationship between the company and any of the other shareholders. Refer to Item 507 of Regulation S-B.

Report of Independent Registered Public Accounting Firm page F-1

49.   The audit opinion contained in your document refers to November 30 as the company's year end. It appears elsewhere in your document that your year end is May 31. Please have your auditors provide an opinion that addresses their audits of your fiscal year ends, the inception to date period and the apparent subsequent interim six-month period ended November 30, 2006.

50.   Please ensure that the fiscal periods audited in the first paragraph of the report are addressed in the opinion paragraph.

Consolidated Statement of Operations, page F-3

51.   Please clarify your inception date. It appears the inception date referred to in your audit opinion is different from the dates presented in your statement of operations. Please also explain why your have two different inception dates presented in your statement of operations.

52.   Please revise the ordering of your financial statement periods so that they are consistent for all financial statements and financial data presented. Refer to SAB Topic 11:E.

Consolidated Statements of Shareholders Equity, page F-4

53.   We note your disclosure that you issued 40 million common shares for services to an officer. Please reconcile this disclosure to your page 21 disclosure that indicates that 20 million shares were held by an officer and an additional 20 million shares were held by another person.

Consolidated Statements of Cash Flows, page F-5

54.   Please revise your cumulated statement of cash flows to report the most recent annual and interim period. We note that it is through May 31, 2005.

55.   Please explain how you determined the amount reported as common stock issued for services. Please expand your note disclosure to explain in detail how you account for stock-based compensation for employees and non-employees. Refer to SFAS 123 and SFAS 123(R).

Item 28. Undertakings

56.   Please provide the undertaking set forth in Item 512(g)(2) of Regulation S-B.

Signatures

57.   Please provide the signature of the company's controller or principal accounting officer.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Stertzel at (202) 551-3723 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: K. Stertzel
       J. Davis
       J. Wynn

       <u>via facsimile</u>
       Norman T. Reynolds, Esq.
       Glast, Phillips & Murray, P.C.
       (713) 237-3202